[redacted]

02021629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47478

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 7 2002

3/15/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIME INTERNATIONAL EQUITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W JACKSON BOULEVARD, 13TH FLOOR
(No. and Street)

CHICAGO, (City) **ILLINOIS** (State) **60604** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK R. MONTGOMERY **(312) 663-5626**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, FRANK NAPOLITANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIME INTERNATIONAL EQUITIES, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Frank Napolitano
Signature

President
Title

Cheri Brichetto
Notary Public

"OFFICIAL SEAL"
CHERI BRICHETTO
Notary Public, State of Illinois
My Commission Expires 6/6/2004

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of PRIME INTERNATIONAL EQUITIES, LLC:

We have audited the accompanying statement of financial condition of Prime International Equities, LLC, as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime International Equities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 8, 2002

PRIME INTERNATIONAL EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	68
Receivables from brokers-dealers		13,952,127
Securities owned, at market		
Long stocks		20,854,227
Long options		343,175
Investment in brokers-dealers		60,000
Total assets	$	35,209,597

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at market		
Short stocks	$	22,522,290
Short options		378,195
Due to affiliates		552,737
		23,453,222
Member's equity		11,756,375
Total liabilities and member's equity	$	35,209,597

The accompanying notes are an integral part of these financial statements.

PRIME INTERNATIONAL EQUITIES, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:		
Trading	$	6,326,981
Interest		568,952
Dividends		1,830,045
		8,725,978
Expenses:		
Traders fees		4,140,324
Commissions, brokerage and regulatory fees		2,413,295
Interest		439,559
Dividends		350,254
Membership lease expense		140,590
		7,484,022
Net income	$	1,241,956

The accompanying notes are an integral part of these financial statements.

PRIME INTERNATIONAL EQUITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2001

Member's Equity at December 31, 2000	$	10,514,419
Net income		1,241,956
Member's Equity at December 31, 2001	$	11,756,375

The accompanying notes are an integral part of these financial statements.

PRIME INTERNATIONAL EQUITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	1,241,956
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables from broker-dealers		(6,329,619)
Increase in securities owned		(1,986,443)
Increase in due to affiliates		227,168
Increase in securities sold, not yet purchased		6,846,938
Net cash flows from operating activities		0
Net change in cash		0
Cash at the beginning of the year		68
Cash at the end of the year	$	68

The accompanying notes are an integral part of these financial statements.

PRIME INTERNATIONAL EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Prime International Equities, LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange (CBOE). As of January 1, 2000 the Company converted from a corporation to a limited liability company. The Company engages in market making activity and the speculative trading of stock, futures and options thereon and affects transactions only with other broker-dealers, and clears and carries its trading accounts with registered clearing members of the Exchange.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the settlement date basis. Generally Accepted Accounting Principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2001, nor material to the results of its operations for the year then ended.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

Income taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the income tax returns of the member.

PRIME INTERNATIONAL EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2001

NOTE 2 - NET CAPITAL REQUIREMENT:

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

At December 31, 2001, the Company had net capital and net capital requirements of approximately $2,668,443 and $250,000, respectively.

NOTE 3 – CLEARING AGREEMENTS:

The Company has Joint Back Office (JBO) clearing agreements with First Options of Chicago, Inc. (FOC) and ABN-AMRO Sage Corporation. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $10,000 in the preferred shares of FOC and $50,000 in the preferred shares ABN-AMRO. These investments are reflected as investments in brokers-dealers in the statement of financial condition. Under the rules of the Chicago Board Options Exchange (the "CBOE"), the agreements require that the Company maintain a minimum net liquidating equity of $1 million with each entity, exclusive of the preferred stock investment.

NOTE 4 – DUE TO AFFILIATES

Net amounts due to entities with common ownership at December 31, 2001 amounted to $552,737.

NOTE 5 – TRADING ACTIVITIES

The Company trades in exchange traded equities and equity options contracts. The net trading gain from these activities for the year ended December 31, 2001 was $3,913,686.

The fair value of derivatives represents long and short options contracts at market value. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2001, as well as the approximate quarterly average fair values of derivatives held during 2001:

	December 31, 2001	Average During 2001
Options held	$ 300,000	$ 1,260,000
Options written	$ 378,000	$ 938,000

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity options contracts and short stocks.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes. Risk arises from the potential inability of counter parties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2001, the contract or notional amounts of derivative financial instruments used for trading purposes were as follows:

		Millions
Options held	$	6
Options written	$	6

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2001, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing brokers, First Options of Chicago, Inc. and ABN-AMRO. Management does not consider any credit risk associated with these net receivables to be significant.

PRIME INTERNATIONAL EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2001

NOTE 7 – LITIGATION

On December 28, 2001, an arbitration was filed before the National Association of Securities Dealers, Inc. in which the Company and a trader of the Company have been implicated.. The claim requests damages, punitive damages, costs and attorneys' fees. The Company and its legal counsel cannot yet express an opinion as to the ultimate outcome of the claim. Management intends to vigorously defend against the claim. No provision has been made in the financial statements for any loss that may result from the arbitration proceeding.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PRIME INTERNATIONAL EQUITIES, LLC as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 11,756,375	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			$ 11,756,375	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 11,756,375	[3530]
6.	Deductions and/or/changes 17				
	A. Total nonallowable assets from Statement of Financial Condition	1,642,761	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities: proprietary capital charges		[3600]		
	D. Other deductions and/or charges		[3610]	(1,642,761)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions 20			10,113,614	[3640]
9.	Haircuts on securities (computed, where applicable), pursuant to 15c3-1 (f):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Exempted securities 18		[3735]		
	2. Debt securities		[3733]		
	3. Options		[3730]		
	4. Other securities	6,356,011	[3634]		
	D. Undue Concentration		[3650]		
	E. Other (list)	1,089,160	[3736]	(7,445,171)	[3740]
10.	Net Capital			$ 2,668,443	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PRIME INTERNATIONAL EQUITIES, LLC** **as of December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 142,438	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000	[3760]
14.	Excess net capital (line 10 less 13)	2,418,443	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 2,454,893	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 2,135,497	[3790]
17.	Add:				
	A. Drafts for immediate credit 21		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
19.	Total aggregate indebtedness			$ 2,135,497	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 80.00	[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$ N/A	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	[3760]
25.	Excess net capital (line 10 less 24)	$ N/A	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000	$ N/A	[3920]

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PRIME INTERNATIONAL EQUITIES, LLC**

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period	$ 10,514,419	[4240]
	A. Net income (loss)	1,241,956	[4250]
	B. Additions (includes non-conforming capital of 29 $ {4262})		[4260]
	C. Deductions (includes non-conforming capital of $ {4272})		[4270]
2	Balance, end of period (From item 1800)	$ 11,756,375	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period 30		[4300]
	A. Increases		[4310]
	B. Decreases		[4320]
4.	Balance, end of period (From item 3520)		[4330]

OMIT PENNIES

PRIME INTERNATIONAL EQUITIES, LLC

**ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2001**

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanations for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2001:

Net capital per unaudited FOCUS report	$	2,668,443
Net capital per audited FOCUS report	$	2,668,443

PRIME INTERNATIONAL EQUITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001.

PRIME INTERNATIONAL EQUITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312) 922-0062
FAX:(312) 922-0672

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of PRIME INTERNATIONAL EQUITIES, LLC:

In planning and performing our audit of the financial statements of PRIME INTERNATIONAL EQUITIES, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications, and comparison, and the recitation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve Commission; (3) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by the Rule 15c3-3; and (4) in making the periodic computations of the reserve required by Rule 15c3-3 (e), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an

internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ryan & Juraska

Chicago, Illinois
February 8, 2002

PRIME INTERNATIONAL EQUITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2001